UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                  SYBASE, INC.
                              -------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                     -------------------------------------
                         (Title of Class of Securities)

                                    871130100
                              -------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 11, 1997
                         -----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 23 Pages

                                                              Page 2 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QUANTUM INDUSTRIAL PARTNERS LDC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Cayman Islands

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          579,600
    Each
  Reporting           9      Sole Dispositive Power
   Person                                   0
    With
                      10     Shared Dispositive Power
                                    579,600

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    579,600

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]


13      Percent of Class Represented By Amount in Row (11)

                             .74%

14      Type of Reporting Person*

               OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH MANAGEMENT INVESTOR, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          579,600
   Each
  Reporting           9      Sole Dispositive Power
   Person                                   0
    With
                      10     Shared Dispositive Power
                                    579,600

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    579,600

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]


13      Percent of Class Represented By Amount in Row (11)

                             .74%

14      Type of Reporting Person*

               PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH MANAGEMENT, INC.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          579,600
    Each
  Reporting           9      Sole Dispositive Power
   Person                                   0
    With
                      10     Shared Dispositive Power
                                    579,600

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    579,600

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]


13      Percent of Class Represented By Amount in Row (11)

                             .74%

14      Type of Reporting Person*

               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               SOROS FUND MANAGEMENT LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         716,200
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          579,600
    Each
  Reporting           9      Sole Dispositive Power
   Person                                   716,200
    With
                      10     Shared Dispositive Power
                                    579,600

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,295,800

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             1.65%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               GEORGE SOROS (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          1,800,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          1,295,800
    Each
  Reporting           9      Sole Dispositive Power
   Person                                   1,800,000
    With
                      10     Shared Dispositive Power
                                    1,295,800

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,095,800

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             3.95%

14      Type of Reporting Person*

               IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               STANLEY F. DRUCKENMILLER (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          1,295,800
    Each
  Reporting           9      Sole Dispositive Power
   Person                                   0
    With
                      10     Shared Dispositive Power
                                    1,295,800

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,295,800

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             1.65%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               WINSTON PARTNERS II LDC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Cayman Islands

                      7      Sole Voting Power
 Number of                          1,706,747
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                                   1,706,747
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,706,747

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             2.18%

14      Type of Reporting Person*

               OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               WINSTON PARTNERS II LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          837,553
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                                   837,553
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    837,553

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             1.07%

14      Type of Reporting Person*

               OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               CHATTERJEE ADVISORS LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          2,544,300
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                                   2,544,300
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,544,300

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             3.24%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 11 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               CHATTERJEE MANAGEMENT COMPANY

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          2,544,300
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                                   2,544,300
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,544,300

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             3.24%

14      Type of Reporting Person*

               CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 12 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               PURNENDU CHATTERJEE (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [x]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          2,544,300
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          579,600
    Each
  Reporting           9      Sole Dispositive Power
   Person                                   2,544,300
    With
                      10     Shared Dispositive Power
                                    579,600

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,123,900

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             3.98%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 13 of 23 Pages


          This  Amendment  No. 3 to  Schedule  13D  relates  to shares of Common
Stock, $0.001 par value per share (the "Shares"), of Sybase, Inc. (the "Issuer"). This Amendment No. 3 supplementally amends the initial statement on
Schedule 13D dated December 2, 1996 and all amendments thereto (collectively, the "Initial Statement") filed by certain of the Reporting Persons (as defined herein). This Amendment No. 3 is being filed by the Reporting Persons to report that (i) as a result of recent dispositions of Shares from accounts managed by certain of the Reporting Persons, on April 11, 1997, the number of Shares (the "Prior Amount") of which the Reporting Persons may be deemed to be the beneficial owners had decreased by more than one percent of the outstanding Shares and (ii) as a result of subsequent acquisitions of Shares after that date for the accounts of certain Reporting Persons, the number of Shares of which the Reporting Persons currently may be deemed the beneficial owners has increased from the Prior Amount. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

          This statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i)      Quantum Industrial Partners LDC ("QIP");

ii)     QIH Management Investor, L.P. ("QIHMI");

iii)    QIH Management, Inc. ("QIH Management");

iv)     Soros Fund Management LLC ("SFM LLC");

v)      George Soros ("Mr. Soros");

vi)     Stanley F. Druckenmiller ("Mr. Druckenmiller");

vii)    Winston Partners II LDC ("Winston LDC");

viii)   Winston Partners II LLC ("Winston LLC");

ix)     Chatterjee Advisors LLC ("Chatterjee Advisors");

x)      Chatterjee Management Company ("Chatterjee Management"); and

xi)     Purnendu Chatterjee ("Dr. Chatterjee").


          Updated information concerning the Managing Directors of SFM LLC is attached hereto as Annex A and incorporated herein by reference.

                                                             Page 14 of 23 Pages

Item 3.        Source and Amount of Funds or Other Consideration.

          Mr. Soros expended approximately $8,140,258 of his personal funds to purchase the Shares reported herein as being acquired in the last 60 days. Winston LDC expended approximately $5,392,587 of its working capital to purchase the Shares reported herein as being acquired in the last 60 days. Winston LLC expended approximately $2,768,620 of its working capital to purchase the Shares reported herein as being acquired in the last 60 days.

Item 5.        Interest in Securities of the Issuer.

          (a) (i) Each of QIP, QIHMI and QIH Management may be deemed beneficial owner of the 579,600 Shares held for the account of QIP (approximately .74% of the total number of Shares outstanding).

              (ii) Each of SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of 1,295,800 Shares (approximately 1.65% of the total number of Shares outstanding). This number consists of (A) 716,200 Shares held for the account of Quantum Partners, and (B) 579,600 Shares held for the account of QIP.

              (iii) Mr. Soros may be deemed the beneficial owner of 3,095,800 Shares (approximately 3.95% of the total number of Shares outstanding). This number consists of (A) 1,800,000 Shares held for his personal account, (B) 716,200 Shares held for the account of Quantum Partners, and (C) 579,600 Shares held for the account of QIP.

              (iv) Winston LDC may be deemed the beneficial owner of the 1,706,747 Shares currently held for its account (approximately 2.18% of the total number of Shares outstanding).

              (v) Winston LLC may be deemed the beneficial owner of the 837,553 Shares currently held for its account (approximately 1.07% of the total number of Shares outstanding).

                                                             Page 15 of 23 Pages

              (vi) Each of Chatterjee Advisors and Chatterjee Management may be deemed the beneficial owner of 2,544,300 Shares (approximately 3.24% of the total number of Shares outstanding). This number consists of (A) 1,706,747 Shares held for the account of Winston LDC and (B) 837,553 Shares held for the account of Winston LLC.

              (vii)  Dr.  Chatterjee  may be  deemed  the  beneficial  owner  of
3,123,900 Shares (approximately 3.98% of the total number of Shares outstanding). This number consists of (A) 1,706,747 Shares held for the account of Winston LDC, (B) 837,553 Shares held for the account of Winston LLC and (C) 579,600 Shares held for the account of QIP.

          (b) (i) Each of QIP, QIHMI, QIH Management, SFM LLC (by virtue of the QIP contract), Mr. Soros (as result of his position with SFM LLC), Mr. Druckenmiller (as a result of his position with SFM LLC) and Dr. Chatterjee (as a result of his position as a sub-investment advisor to QIP with respect to the Shares) may be deemed to have the shared power to direct the voting and disposition of the 579,600 Shares held for the account of QIP.

              (ii) Pursuant to the contract between Quantum Fund and SFM LLC, SFM LLC may be deemed to have sole power to direct the voting and disposition of the 716,200 Shares held for the account of Quantum Partners.

              (iii) Pursuant to the contract between Quantum Fund and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 716,200 Shares held for the account of Quantum Partners.

              (iv) Mr. Soros holds the sole power to vote and to dispose of the 1,800,000 Shares held for his personal account.

              (v) Each of Winston LDC, Chatterjee Advisors (as manager of Winston LDC), Chatterjee Management (as investment advisor to Winston LDC) and Dr. Chatterjee (as the person ultimately in control of both Chatterjee Advisors and Chatterjee Management) may be deemed to have the sole power to direct the voting and disposition of the 1,706,747 Shares held for the account of Winston LDC.

              (vi) Each of Winston LLC, Chatterjee Advisors (as manager of Winston LLC), Chatterjee Management (as investment advisor to Winston LLC) and Dr. Chatterjee (as the person ultimately in control of both Chatterjee Advisors and Chatterjee Management) may be deemed to have the sole power to direct the voting and disposition of the 837,553 Shares held for the account of Winston LLC.

          (c) Except for the transactions disclosed on Annex B hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since
February 20, 1997 (60 days prior to the date hereof) by any of the Reporting Persons or, to the best of the Reporting Persons' knowledge, any other persons identified in response to Item 2 of the Initial Statement.

                                                             Page 16 of 23 Pages

          (d) (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

              (ii) Mr. Soros has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for his personal account.

              (iii) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

              (iv) The shareholders of Winston LDC, including Winston Partners II Offshore Ltd., a British Virgin Islands international business corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Winston LDC in accordance with their ownership interests in Winston LDC.

              (v) The members of Winston LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Winston LLC in accordance with their ownership interests in Winston LLC.

          (e) Not applicable.

          Each of SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares not held directly for the accounts of the SFM Clients and the account of QIP. Mr. Soros expressly disclaims beneficial ownership of any Shares not held directly for his account, the accounts of the SFM Clients and the account of QIP. Each of QIP, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares not held directly for the account of QIP. Each of Winston LDC and Winston LLC expressly disclaims beneficial ownership of any Shares not held directly for its account. Each of Chatterjee Advisors and Chatterjee Management expressly disclaims beneficial ownership of any Shares not held directly for the accounts of Winston LDC and Winston LLC. Dr. Chatterjee expressly disclaims beneficial ownership of any Shares not held directly for the accounts of QIP, Winston LDC and Winston LLC.

                                                             Page 17 of 23 Pages

Item 7.     Material to be Filed as Exhibits.

          (a) Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit A to Amendment No. 1 and incorporated herein by reference).

          (b) Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit B to Amendment No. 1 and incorporated herein by reference).

          (c) Joint Filing Agreement dated January 1, 1997 by and among QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros, Mr. Druckenmiller, Winston LDC, Winston LLC, Chatterjee Advisors, Chatterjee Management and Dr. Chatterjee (filed as Exhibit C to Amendment No. 1 and incorporated herein by reference).

          (d) Power of Attorney dated May 23, 1996 granted by QIP in favor of Mr. Gary Gladstein and Mr. Sean Warren and Mr. Michael Neus (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

          (e) Power of Attorney dated May 31, 1995 granted by Dr. Chatterjee in favor of Mr. Peter Hurwitz (filed as Exhibit D to the Initial Statement and incorporated herein by reference).

          (f) Power of Attorney dated October 25, 1996 granted by Winston Partners II LDC in favor of Mr. Peter A. Hurwitz (filed as Exhibit E to the Initial Statement and incorporated herein by reference).

                                                             Page 18 of 23 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: April 21, 1997              QUANTUM INDUSTRIAL PARTNERS LDC


                                   By:  /S/ SEAN C. WARREN
                                        --------------------------------------
                                        Sean C. Warren
                                        Attorney-in-Fact


                                   QIH MANAGEMENT INVESTOR, L.P.

                                   By: QIH Management, Inc.,
                                       its General Partner


                                       By:   /S/ SEAN C. WARREN
                                             ---------------------------------
                                             Sean C. Warren
                                             Vice President


                                   QIH MANAGEMENT, INC.



                                   By:  /S/ SEAN C. WARREN
                                        --------------------------------------
                                        Sean C. Warren
                                        Vice President


                                   SOROS FUND MANAGEMENT LLC


                                   By:  /S/ SEAN C. WARREN
                                        --------------------------------------
                                        Sean C. Warren
                                        Managing Director


                                   GEORGE SOROS


                                   By:  /S/ SEAN C. WARREN
                                        --------------------------------------
                                        Sean C. Warren
                                        Attorney-in-Fact

                                                             Page 19 of 23 Pages

                                   STANLEY F. DRUCKENMILLER



                                   By:  /S/ SEAN C. WARREN
                                        --------------------------------------
                                        Sean C. Warren
                                        Attorney-in-Fact


                                    WINSTON PARTNERS II LDC


                                    By: /S/ PETER HURWITZ
                                        --------------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact


                                    WINSTON PARTNERS II LLC

                                    By: Chatterjee Advisors LLC, its Manager


                                    By: /S/ PETER HURWITZ
                                        --------------------------------------
                                        Peter Hurwitz
                                        Manager


                                    CHATTERJEE ADVISORS LLC


                                    By: /S/ PETER HURWITZ
                                        --------------------------------------
                                        Peter Hurwitz
                                        Manager


                                    CHATTERJEE MANAGEMENT COMPANY


                                    By: /S/ PETER HURWITZ
                                        --------------------------------------
                                        Peter Hurwitz
                                        Vice President


                                    PURNENDU CHATTERJEE


                                    By: /S/ PETER HURWITZ
                                        --------------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact

                                                             Page 20 of 23 Pages

                                     ANNEX A


          The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC, as well as the number of Shares, if any, held for the account of each:

                                                          Number of Shares
        Scott K. H. Bessent
        Walter Burlock
        Brian J. Corvese
        Jeffrey L. Feinberg
        Arminio Fraga
        Gary Gladstein..................................... 7,000
        Ron Hiram
        Robert K. Jermain
        David N. Kowitz
        Alexander C. McAree
        Paul McNulty
        Gabriel S. Nechamkin
        Steven Okin
        Dale Precoda
        Lief D. Rosenblatt
        Mark D. Sonnino
        Filiberto H. Verticelli
        Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

        (a) The consideration used for purchasing the Shares reported above was the personal funds of the Managing Director who purchased such Shares.

        (b) All of the Shares reported above were acquired for investment purposes.

        (c) The Managing Director (i) holds the Shares reported above as being held for his own account, (ii) has the sole power to vote or dispose of such Shares and has the right to receive the dividends from, or proceeds from the sale of, the Shares, and (iii) has not effected any transactions in the Shares since February 20, 1997, 60 days prior to the date hereof on Schedule 13D by the Reporting Persons.

        (d) None of the Managing Directors has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 21 of 23 Pages

                                            ANNEX B

                           RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                          SYBASE, INC.

                                  Date of       Nature of        Number             Price
For the Account of              Transaction    Transaction      of Shares         Per Share
------------------              -----------    -----------      ---------         ---------
Quantum Partners LDC/1/         04/08/97         Sale             13,800           14.976
                                04/09/97         Sale             21,300           13.999
                                04/09/97         Sale             14,600           13.992
                                04/10/97         Sale              7,400           12.665
                                04/10/97         Sale             33,500           12.664
                                04/10/97         Sale              6,600           12.664
                                04/10/97         Sale              6,600           12.664
                                04/10/97         Sale              6,600           12.664
                                04/10/97         Sale             10,300           12.663
                                04/10/97         Sale             36,900           13.032
                                04/11/97         Sale              8,400           12.961
                                04/11/97         Sale              6,600           12.961
                                04/11/97         Sale              4,800           12.961
                                04/11/97         Sale             22,600           12.962
                                04/11/97         Sale              9,450           12.961
                                04/11/97         Sale              9,350           12.963
                                04/11/97         Sale             13,150           12.724
                                04/11/97         Sale             22,350           12.724
                                04/14/97         Sale              7,100           12.999
                                04/14/97         Sale              8,400           12.924
                                04/14/97         Sale             18,400           12.999
                                04/14/97         Sale             17,100           12.999
                                04/15/97         Sale             11,025           13.124
                                04/15/97         Sale              3,175           13.124
                                04/15/97         Sale             14,300           12.994

Quantum Industrial
Partners LDC/1/                 04/08/97         Sale              9,450           14.976
                                04/08/97         Sale              1,650           14.976
                                04/09/97         Sale             17,250           13.999
                                04/09/97         Sale              3,600           13.992
                                04/09/97         Sale              8,200           13.992
                                04/10/97         Sale             48,050           12.664
                                04/10/97         Sale              9,450           12.664
                                04/10/97         Sale             18,675           13.032
                                04/10/97         Sale             11,225           13.032
                                04/11/97         Sale              7,525           12.961
                                04/11/97         Sale             42,075           12.962
                                04/11/97         Sale             28,750           12.724
                                04/14/97         Sale              5,800           12.999
                                04/14/97         Sale              4,000           12.924
                                04/14/97         Sale              2,800           12.924
                                04/14/97         Sale              6,575           12.999




                                                                            Page 22 of 23 Pages

                                04/14/97         Sale              3,200           12.999
                                04/14/97         Sale              9,375           12.999
                                04/14/97         Sale              3,750           12.999
                                04/14/97         Sale              5,900           12.999
                                04/15/97         Sale             11,500           13.124
                                04/15/97         Sale              9,450           12.994
                                04/15/97         Sale              2,150           12.993

Winston
Partners II LDC/2/              04/16/97         Buy               9,300           14.125
                                04/17/97         Buy             131,100           14.708
                                04/17/97         Buy               3,300           14.395
                                04/17/97         Buy              36,000           14.511
                                04/18/97         Buy             164,150           15.399
                                04/18/97         Buy               1,900           15.332
                                04/18/97         Buy              13,400           15.500

Winston
Partners II LLC/2/              04/16/97         Buy               4,600           14.125
                                04/17/97         Buy              69,300           14.708
                                04/17/97         Buy               1,700           14.395
                                04/17/97         Buy              19,000           14.511
                                04/18/97         Buy              82,250           15.399
                                04/18/97         Buy               1,000           15.332
                                04/18/97         Buy               6,600           15.500

George Soros                    04/08/97         Sale             23,600           14.976
                                04/09/97         Sale             23,950           13.992
                                04/09/97         Sale              1,150           13.993
                                04/09/97         Sale              5,100           13.999
                                04/09/97         Sale             16,500           13.999
                                04/09/97         Sale              3,400           13.999
                                04/09/97         Sale              3,400           13.999
                                04/09/97         Sale              3,400           13.999
                                04/09/97         Sale              4,650           13.999
                                04/10/97         Sale              2,250           12.665
                                04/10/97         Sale              2,200           12.666
                                04/10/97         Sale             10,440           12.665
                                04/10/97         Sale             12,500           12.664
                                04/10/97         Sale              9,500           12.664
                                04/10/97         Sale             84,650           12.664
                                04/10/97         Sale             63,200           13.032
                                04/11/97         Sale             63,900           12.962
                                04/11/97         Sale             23,000           12.962
                                04/11/97         Sale             17,800           12.961
                                04/11/97         Sale              4,650           12.724
                                04/11/97         Sale             42,500           12.724
                                04/11/97         Sale              5,000           12.723
                                04/11/97         Sale              8,600           12.725
                                04/14/97         Sale             12,100           12.999
                                04/14/97         Sale              5,600           12.924




                                                                            Page 23 of 23 Pages

                                04/14/97         Sale              8,700           12.924
                                04/14/97         Sale             16,300           12.999
                                04/14/97         Sale              2,600           12.998
                                04/14/97         Sale              7,500           12.999
                                04/14/97         Sale              2,500           13.000
                                04/14/97         Sale             20,700           12.999
                                04/14/97         Sale             11,100           12.999
                                04/15/97         Sale             24,300           13.124
                                04/15/97         Sale             24,400           12.994
                                04/16/97         Buy              10,000           13.957
                                04/16/97         Buy             300,000           14.164
                                04/16/97         Buy             225,000           14.407
                                04/16/97         Buy              36,100           14.125


-------------------
/1/  Transactions effected at the direction of SFM LLC.
/2/  Transactions effected at the direction of Chatterjee Management.